SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 1)

Roka Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

775431109
(CUSIP Number)

Michael LaGatta Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775431109	13D	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,441,785.14 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,441,785.14 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,785.14 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

* The calculation assumes that there are 2,931,257.14 shares of Common Stock (as defined below) outstanding, which is the sum of (i) the 1,788,400 shares of Common Stock outstanding as of September 21, 2016, as reported in the Issuer’s (as defined below) prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) on October 25, 2016, (ii) the 571,428.57 shares of Common Stock issuable upon the conversion of the Series A Preferred Shares (as defined below) beneficially owned by the Reporting Persons (as defined below) and (iii) the 571,428.57 shares of Common Stock issuable upon the exercise of the Warrant (as defined below) beneficially owned by the Reporting Persons.

CUSIP No. 775431109	13D	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,441,785.14 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,441,785.14 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,785.14 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

* The calculation assumes that there are 2,931,257.14 shares of Common Stock outstanding, which is the sum of (i) the 1,788,400 shares of Common Stock outstanding as of September 21, 2016, as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on October 25, 2016, (ii) the 571,428.57 shares of Common Stock issuable upon the conversion of the Series A Preferred Shares beneficially owned by the Reporting Persons and (iii) the 571,428.57 shares of Common Stock issuable upon the exercise of the Warrant beneficially owned by the Reporting Persons.

CUSIP No. 775431109	13D	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,441,785.14 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,441,785.14 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,785.14 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

* The calculation assumes that there are 2,931,257.14 shares of Common Stock outstanding, which is the sum of (i) the 1,788,400 shares of Common Stock outstanding as of September 21, 2016, as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on October 25, 2016, (ii) the 571,428.57 shares of Common Stock issuable upon the conversion of the Series A Preferred Shares beneficially owned by the Reporting Persons and (iii) the 571,428.57 shares of Common Stock issuable upon the exercise of the Warrant beneficially owned by the Reporting Persons.

This amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on July 30, 2014 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter with respect to the Common Stock, par value $0.001 per share, of Roka Bioscience, Inc. (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second and third paragraphs of Item 2 of the Original Schedule 13D in its entirety as set forth below.

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., which is the sole member of TPG Holdings I-A, LLC, which is the general partner of TPG Holdings I, L.P., which is the sole member of TPG Biotechnology GenPar III Advisors, LLC, which is the general partner of TPG Biotechnology GenPar III, L.P., which is the general partner of TPG Biotechnology Partners III, L.P. (“TPG Biotech III”), which directly holds 298,928 shares of Common Stock (after giving effect to a one-for-ten reverse stock split of the Common Stock effective as of October 11, 2016 (the “Stock Split”)), 4,000 shares of Series A Convertible Preferred Stock of the Issuer (the “Series A Preferred Shares”) and a Common Stock Purchase Warrant of the Issuer (the “Warrant”). Because of the relationship between Group Advisors and TPG Biotech III, Group Advisors may be deemed to beneficially own the securities reported herein.

Messrs. Bonderman and Coulter are sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.”

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following before the penultimate paragraph thereof:

“Securities Purchase Agreement

On September 16, 2016, TPG Biotech III, along with certain other stockholders (the “Investors”), entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which TPG Biotech III acquired, for an aggregate purchase price of $4,000,000, (i) 4,000 Series A Preferred Shares and (ii) the Warrant.

Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designation”) filed by the Issuer with the Secretary of State of the State of Delaware, each Series A Preferred Share converts either at the option of the holder or automatically upon receipt by the Issuer of Shareholder Approval (as defined in the Certificate of Designation) into a number of shares of Common Stock determined by dividing $1,000 by an initial conversion price of $0.70 per share, subject to adjustment in the event of stock splits, dividends or similar transactions. The initial conversion price was adjusted as a result of the Stock Split.

The Warrant was initially exercisable for up to 5,714,285.71 shares of Common Stock at an exercise price equal to $0.70 per share of Common Stock, subject to adjustments as provided under the terms of the Warrant. The number of shares of Common Stock issuable upon exercise of the Warrant and the exercise price were adjusted as a result of the Stock Split. The Warrant is exercisable for five years from its September 21, 2016 issuance date.

The purchase of the Series A Preferred Shares and the Warrant was funded by equity contributions of the limited partners of TPG Biotech III.

Page 5 of 10 Pages

Registration Rights Agreement

In connection with the Purchase Agreement, on September 21, 2016, the Issuer, TPG Biotech III and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the Issuer will, within 30 calendar days from the date thereof (the “Filing Date”), prepare and file with the Commission, a resale shelf (the “Resale Shelf”) registration statement covering the shares of Common Stock issuable to the Investors upon conversion of their Series A Preferred Shares or exercise of their Warrants (the “Registrable Securities”) and shall use its reasonable best efforts to have the Resale Shelf declared effective by the Commission within 30 calendar days of the Filing Date, if the Commission does not review the Resale Shelf, or 90 calendar days of the Filing Date, if the Commission reviews the Resale Shelf (in each case, the applicable “Effectiveness Date”). If the Issuer fails to meet the Filing Date or the Effectiveness Date, subject to certain permitted exceptions, the Issuer will be required to pay liquidated damages to TPG Biotech III. The Registration Rights Agreement further provides for certain cutbacks in the event the Commission does not permit the filing of a single Resale Shelf covering all of the Registrable Securities and for customary indemnification and contribution provisions.

Voting Agreement

In connection with the Purchase Agreement, TPG Biotech III, along with the Investors, entered into a voting agreement with the Issuer, each dated September 21, 2016 (the “Voting Agreements”). The Voting Agreements provide that TPG Biotech III and the Investors will each vote all of their shares of Common Stock in favor of any resolution presented to Issuer stockholders to approve the issuance of, in the aggregate, more than 19.999% of the number of shares of Common Stock outstanding on the Closing Date (as defined in the Purchase Agreement).”

This Amendment amends and restates the final paragraph of Item 4 of the Original Schedule 13D by replacing the final paragraph thereof with the following:

“References to and descriptions of the Underwriting Agreement, the Lock-Up Agreement, the Purchase Agreement, the Registration Rights Agreement and the Voting Agreement are set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, the Lock-Up Agreement, the Purchase Agreement, the Registration Rights Agreement and the Voting Agreement, which have been filed as Exhibits 2, 3, 4, 5 and 6, respectively, and are incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure assumes that there are 2,931,257.14 shares of Common Stock outstanding, which is the sum of (i) the 1,788,400 shares of Common Stock outstanding as of September 21, 2016, as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on October 25, 2016, (ii) the 571,428.57 shares of Common Stock issuable upon the conversion of the Series A Preferred Shares beneficially owned by the Reporting Persons and (iii) the 571,428.57 shares of Common Stock issuable upon the exercise of the Warrant beneficially owned by the Reporting Persons.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 1,441,785.14 shares of Common Stock, which constitutes approximately 49.2% of the outstanding shares of Common Stock.”

Page 6 of 10 Pages

Item 7. Materials to be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

4.	“Securities Purchase Agreement, dated as of September 16, 2016, between Roka Bioscience, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Roka Bioscience, Inc. on September 16, 2016).
5.	Registration Rights Agreement, dated as of September 21,2016, by and between Roka Bioscience, Inc. and each of the several purchasers signatory thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Roka Bioscience, Inc. on September 22, 2016).
6.	Voting Agreement, dated September 21, 2016, by and between Roka Bioscience, Inc. and TPG Biotech III (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Roka Bioscience, Inc. on September 22, 2016).”
Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta
Name: Michael LaGatta Title: Vice President

David Bonderman

By: /s/ Clive Bode
Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode
Name: Clive Bode, on behalf of James G. Coulter (2)

(1)	Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).
(2)	Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

Page 8 of 10 Pages

This Amendment amends and restates Schedule I of the Original Schedule 13D in its entirety as set forth below.

“Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President and Secretary
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Arthur Galan	Assistant Treasurer”

Page 9 of 10 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Form of Underwriting Agreement by and among the Issuer and ML, as representative of the several underwriters named in Schedule A thereto (previously filed with the Commission as Exhibit 1.1 to Form S-1/A filed by the Issuer on July 7, 2014).
3.	Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and ML, as representative of the several underwriters named in Schedule A to the Underwriting Agreement (previously filed with the Commission as Exhibit A to Exhibit 1.1 to Form S-1/A filed by the Issuer on July 7, 2014).
4.	Securities Purchase Agreement, dated as of September 16, 2016, between Roka Bioscience, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Roka Bioscience, Inc. on September 16, 2016).
5.	Registration Rights Agreement, dated as of September 21,2016, by and between Roka Bioscience, Inc. and each of the several purchasers signatory thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Roka Bioscience, Inc. on September 22, 2016).
6.	Voting Agreement, dated September 21, 2016, by and between Roka Bioscience, Inc. and TPG Biotech III (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Roka Bioscience, Inc. on September 22, 2016).

Page 10 of 10 Pages